

December 19, 2012

Via E-mail
Eric H. Brunngraber
President and Chief Executive Officer
Cass Information Systems, Inc.
13001 Hollenberg Drive
Bridgeton, Missouri 63044

> **Re: Cass Information Systems, Inc.**
> **Annual Report on Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 000-20827**

Dear Mr. Brunngraber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed March 16, 2012

Executive Compensation and Related Information, page 12

Compensation Discussion and Analysis, page 12

Elements of Compensation, page 14

Profit Sharing Bonus, page 14

1. Please tell us what consideration you have given to filing your "profit sharing bonus" plan as an exhibit to your Annual Report on Form 10-K per Item 601(b)(10)(iii)(A) of Regulation S-K.

2. We note that you have disclosed ranges for profit sharing funds available to the CEO and to executive officers other than the CEO, respectively, in the sixth and seventh paragraphs on page 14. With a view towards clarifying future disclosure, please explain to us how you determined these ranges.

3. With a view towards clarifying future disclosure, please explain to us how you determined the specific dollar amounts for 2011 that you paid to your named executive officers pursuant to the profit sharing plan.

Executive Compensation and Related Information, page 12

Summary Compensation – Executive Officers, page 20

4. Please tell us what consideration you have given to reporting the amounts in the "Bonus" column of the table as "Non-Equity Incentive Plan Awards." Please refer to the definitions in Item 402(a)(6) of Regulation S-K, as well as Item 402(c)(2)(vii) of Regulation S-K. You may also wish to refer to C&DI Question 119.02 (Regulation S-K).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director